Exhibit 99.3

NEWS RELEASE

SANGOMA ANNOUNCES SECOND QUARTER FISCAL 2022 RESULTS

Both Revenue and Adjusted EBITDA1 Double that of Last Year

MARKHAM, ONTARIO, February 10, 2022 – Sangoma Technologies Corporation (TSX: STC; Nasdaq: SANG) (“Sangoma” or the “Company”), a trusted leader in delivering cloud-based Communications as a Service solutions for companies of all sizes, today announced highlights of its unaudited results for the second quarter of fiscal year 2022 ended December 31, 2021.

Sales for the second quarter of fiscal 2022 were a record $54.24 million, twice that of the same quarter last year. Please note that these results are being presented in United States dollars, and so all historical numbers have been converted from Canadian dollars where applicable, for comparison purposes.

US $M	Q2 FY2022		Q2 FY2021		Change	Q1 FY2022		Change
Sales	$54.24	m	$27.09	m	100%	$52.48	m	3%
Gross profit	$39.40	m	$17.93	m	120%	$37.85	m	4%
Operating expense	$40.24	m	$15.13	m	166%	$38.71	m	4%
Adjusted operating income[1] (loss)	$(0.84)	m	$2.80	m		$(0.85)	m
Net income (loss)	$(2.48)	m	$1.77	m		$(2.30)	m
Net earnings/(loss) per share (fully diluted)	$(0.078)		$0.110			$(0.073)
Adjusted EBITDA[1]	$10.43	m	$5.14	m	103%	$10.09	m	3%

The Company undertook a seven for one share consolidation on November 2, 2021, so please note that in this press release, as well as the accompanying interim financial statements and MD&A (all of which have been filed on SEDAR), the share count, option count, exercise prices, and earnings per share reflect this share consolidation for all periods reported.

“I am pleased with our performance this quarter, on both the top and the bottom lines,” said Bill Wignall, President and CEO of Sangoma. “Our services business continues to grow and compound nicely, we had a slight uptick in our product revenue again this quarter with prudent management of our supply chain, and the successful integration of Star2Star all helped contribute to record revenue and Adjusted EBITDA, both at more than double that of last year. In addition, we continued to execute on our strategic initiatives this quarter, first with the successful up-listing to the TSX from the Venture exchange, followed by our cross-listing to Nasdaq.”

Gross profit for the second quarter of fiscal 2022 was $39.40 million, delivering gross margin of over 72% of sales, up from 66% in the same quarter last year.

Operating expenses were $40.24 million for the second quarter of fiscal 2022, up 4% sequentially over the most recent first quarter of this fiscal year, and up significantly from the prior year in sync with our growth and factoring in the non-cash intangible asset amortization arising from the acquisition.

Adjusted EBITDA1 was $10.43 million in the second quarter of fiscal 2022, more than twice that of the same quarter last year, and at about 19% of revenue, is consistent with expectations for this point in the fiscal year.

Net loss for the second quarter of fiscal 2022 was $2.48 million, which includes the additional non-cash intangible asset amortization, together with the one-time $1.05 million expense associated with the listing on the TSX and Nasdaq exchanges during the quarter.

Sangoma continues to maintain a healthy balance sheet, finishing the second quarter of fiscal 2022 with a cash balance of $16.95 million on December 31, 2021 and remains comfortably within its debt covenants. Adjusted Cash Flow from Operations1 during the second quarter was $3.90 million, compared to $4.87 million in the same quarter of fiscal 2021.

Outlook for fiscal year 2022

Based upon these results for the second quarter, and upon the assumptions outlined below, Sangoma is increasing guidance for its fiscal year 2022. Prior guidance for this year, as disclosed in the news release dated November 12, 2021, had been for revenue of between $209 and $213 million, and Adjusted EBITDA in a range of $41 to $43 million. The Company now expects revenue of between $215 and $219 million, and Adjusted EBITDA of $42 to $44 million, for fiscal 2022.

The above outlook and modified guidance constitute forward-looking information and are based on the Company’s assessment of many material assumptions, including:

•	The continuing revenue trends the Company has experienced in the fiscal year to date

•	The continuing recovery of the global economy, decreased government restrictions and increased customer demand as a result of COVID-19

•	The successful integration of the Star2Star business and such business continuing to operate and generate results in a manner consistent with its business preceding its acquisition by the Company

•	There being continuing growth in the global UCaaS and cloud communications markets more generally

•	There being continuing demand and subscriber growth for the Company’s cloud offerings

•	Changes in global exchange rates do not disrupt demand for the Company’s Products and Services

•	The ability of the Company’s customers to continue their business operations without any material impact on their requirements for the Company’s Products and Services

•	The Company’s forecasted revenue from its internal sales teams and via channel partners will meet expectations, which is based on certain management assumptions, including continuing demand for the Company’s products and services, no material delays in receipt of products from its contract manufacturers, no material increase to the Company’s manufacturing, labour or shipping costs

•	There being no material further increase to the Company’s cost of goods sold

•	The Company’s manufacturers and supply chain delivering ongoing quantities of finished products on schedule

•	That the Company can continue to secure electronic components and parts to support a largely uninterrupted supply chain

•	That the Company is able to attract and keep the employees needed to maintain the current momentum

•	The continued ability for the Company’s operations employees to work at the Company’s internal and outsourced facilities

•	Other employees being able to work from home as required without any material impact on productivity

Full second quarter results and conference call

Sangoma will host a conference call on Friday, February 11, 2022 at 8:00 am EST to discuss these results. The dial-in number for the call is 1-800-319-4610 (International 1-604-638-5340). Investors are requested to dial in 5 to 10 minutes before the scheduled start time and ask to join the Sangoma call.

1 Adjusted Operating Income, Adjusted EBITDA and Adjusted Cash Flow from Operations are metrics used by the Company to monitor its performance and definitions of these terms, as well as other important information on these results, may be found in the accompanying MD&A posted today at www.sedar.com.

About Sangoma Technologies Corporation

Sangoma Technologies is a trusted leader in delivering value-based Communications as a Service (CaaS) solutions for businesses of all sizes. Sangoma’s cloud-based Services include Unified Communication (UCaaS) business communications, Contact Center as a Service (CCaaS), Video Meetings as a Service (MaaS), Collaboration as a Service (Collab aaS), Communications Platform as a Service (CPaaS), Trunking as a Service (TaaS), Fax as a Service (FaaS), Device as a Service (DaaS), and Access Control as a Service (ACaaS). In addition, Sangoma offers a full line of communications Products, including premise-based UC systems, a full line of desk phones and headsets, and a complete connectivity suite (gateways/SBCs/telephony cards). Sangoma’s products and services are used in leading UC, PBX, IVR, contact center, carrier networks, office productivity, and data communication applications worldwide. Sangoma is also the primary developer and sponsor of Asterisk and FreePBX, the world’s two most widely used open source communication software projects.

Sangoma Technologies Corporation is publicly traded on the Toronto Stock Exchange (TSX: STC) and Nasdaq (Nasdaq: SANG). Additional information on Sangoma can be found at: www.sangoma.com.

Cautionary Statement Regarding Forward Looking Statements

This press release contains forward-looking statements, including statements regarding the expected fiscal 2022 financial results and the future success of our business, development strategies and future opportunities.

Forward-looking statements include, but are not limited to, statements relating to management’s guidance on revenue and Adjusted EBITDA, statements concerning estimates of expected expenditures, statements relating to expected future production and cash flows, and other statements which are not historical facts. When used in this document, the words such as "could", "plan", "estimate", "expect", "intend", "may", "potential", "should" and similar expressions indicate forward-looking statements.

Although Sangoma believes that its expectations reflected in these forward-looking statements are reasonable, such statements involve risks and uncertainties and no assurance can be given that actual results will be consistent with these forward-looking statements. Forward-looking statements are based on the opinions and estimates of management at the date that the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in forward-looking statements. Such risks and uncertainties include, but are not limited to, the outcome of our ongoing investigation into the cyber attack, costs related to our investigation and any resulting liabilities, our ability to recover any proceeds under our insurance policies, and costs related to and the effectiveness of our mitigation and remediation efforts. Sangoma undertakes no obligation to update forward-looking statements if circumstances or management's estimates or opinions should change except as required by law.

Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other events contemplated by the forward-looking statements will not occur. Although Sangoma believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct as these expectations are inherently subject to business, economic and competitive uncertainties and contingencies. Some of the risks and other factors which could cause results to differ materially from those expressed in the forward-looking statements contained in its management's discussion and analysis, annual information form and management information circular (each available on www.sedar.com) include, but are not limited to, risks and uncertainties associated with the continuing integration of Star2Star, the impact of the continuing COVID-19 pandemic, changes in exchange rate between the United States dollar and other currencies, changes in technology, changes in the business climate, changes in the regulatory environment, the decline in the importance of the PSTN, new competitive pressures, the impact of global supply chain delays, the retention of key staff, the increase in cost of our components and materials and the impact of changes to interest rates. The forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

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Neither the TSX nor its Regulation Services Provider (as that term is defined in policies of the TSX Exchange) accepts responsibility for the adequacy or accuracy of this release.

Sangoma Technologies Corporation

Larry Stock

Chief Corporate Officer

(256) 428-6285

lstock@sangoma.com